December 15, 2011

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	DURECT Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 0-31615

Dear Mr. Rosenberg:

This letter responds to the oral comment of the staff of the Securities and Exchange Commission (the “Staff”) as discussed in a telephone conversation with Sasha Parikh, Staff Accountant, on Friday, December 2, 2011. In that conversation, Ms. Parikh indicated that the Company’s disclosure in future filings should be expanded to include additional information regarding the Company’s development-based milestones, along with the Company’s proposed disclosure previously referenced in the Company’s letter dated November 2, 2011. Ms. Parikh requested that the Company disclose the value of future development-based milestones, aggregated for all of our collaborative arrangements, for each of the following categories:

1.	Early stage clinical testing – defined as Phase 1 or 2,

2.	Late stage clinical testing – defined as Phase 3,

3.	Regulatory filings, and

4.	Regulatory approvals.

The Company’s response to this comment is as follows:

We will comply with the Staff’s request in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The following is an example of the disclosure to be included in the notes to the financial statements:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

December 15, 2011

“We have potential milestones of up to $xxx million that we may receive in the future under our collaborative arrangements, of which $xxx million are development-based milestones and $xxx million are sales-based milestones. Within the category of development-based milestones, $xxx million are related to early stage clinical testing (defined as Phase 1 or 2 activities), $xxx million are related to late stage clinical testing (defined as Phase 3 activities), $xxx million are related to regulatory filings, and $xxx million are related to regulatory approvals.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 777-4936, if you have any questions regarding this response to the Staff comment letter.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan Chief Financial Officer (Principal Accounting Officer)

cc:	Daniel Coleman, Ernst & Young LLP
Stephen B. Thau, Morrison & Foerster LLP